Filed by UPEK, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company:

AuthenTec, Inc.

Commission File No. 001-33552

FOR IMMEDIATE RELEASE

UPEK PROPOSES STOCK-FOR-STOCK MERGER WITH AUTHENTEC

AuthenTec stockholders to own 50% of combined company

$40 million aggregate cash dividend to be paid to AuthenTec stockholders on a pro rata basis immediately prior to closing

Contingent value rights (“CVRs”) would provide AuthenTec stockholders with 66 2/3% of the combined company if post-closing stock trades below a defined level

Would create a leading fingerprint sensor company

EMERYVILLE, CALIFORNIA, January 29, 2010 — UPEK, Inc. announced today that it has submitted to the Board of Directors of AuthenTec, Inc. (NASDAQ: AUTH) a proposal to combine UPEK and AuthenTec in a stock-for-stock merger. AuthenTec stockholders would receive 50% of the common stock of the combined company. UPEK stockholders would receive the remaining 50% of the common stock of the combined company. It is expected that, at closing, the combined company would be publicly traded on The NASDAQ Stock Market.

In addition to receiving 50% of the common stock of the combined company, AuthenTec stockholders would also receive:

•	A cash dividend (the “Cash Dividend”) of $40 million in aggregate, to be paid to the AuthenTec stockholders on a pro rata basis immediately prior to the closing of the transaction.

•	The Cash Dividend would be paid out of AuthenTec’s cash, cash equivalents and short term investments, and no financing would be required in order to pay the Cash Dividend.

•

CVRs representing the right to receive an additional 16 2/3% of the combined company’s common stock (for total post-closing ownership by AuthenTec stockholders of 66 2/3% of the combined company), as follows:

•	Each share of AuthenTec common stock would be exchanged for one share of combined company common stock (equating in the aggregate to 50% of the combined company) and one CVR.

•

Each CVR would convert into one additional share of common stock of the combined company if the average closing price of the combined company’s common stock is below 140% of the Pro Forma January 28 Stock Price for any sixty (60) consecutive trading day period during the Measuring Period (and calculated without giving effect to any stock split or reverse stock split).

•	The “Measuring Period” means the period beginning 6 months after the closing and ending 18 months after the closing.

•

The “Pro Forma January 28 Stock Price” is the price equal to, as determined by an independent financial advisor, the closing price of AuthenTec’s common stock on January 28, 2010, after giving pro forma effect to the payment of the Cash Dividend (as if it occurred on January 28, 2010).

•	The CVRs would trade together with, and not separately from, the common stock of the combined company that is received by AuthenTec stockholders.

UPEK stockholders will not receive, or participate in, the Cash Dividend or the CVRs.

The terms of the CVRs would be memorialized in a contingent value rights agreement with a third party bank or trust company, and would contain customary terms for CVRs.

Dr. Ronald D. Black, Chairman and Chief Executive Officer of UPEK commented: “We believe our proposal presents a unique opportunity to reward the AuthenTec stockholders through an immediate cash dividend, while also providing them equity upside in a stronger company that has more significant growth opportunities. We believe the addition of UPEK to AuthenTec will create a truly global company with substantially higher revenue, a more stable and diversified business from both a product and customer standpoint, the ability to become profitable through scale and synergy cost reductions, a truly leadership intellectual property position, and enhanced management talent. Given the substantial shareholder value creation potential of our proposal, we believed it was appropriate to allow AuthenTec stockholders to evaluate it directly.”

UPEK is a privately held company, with its principal stockholders consisting of Diamondhead Ventures, Earlybird Venture Capital, EDB, Morgan Keegan, Partners Group, Sofinnova Partners and Sofinnova Ventures, and as further described in Annex A to this press release.

As a privately held company, UPEK does not routinely publish its financial information or financial statements. However, in light of this proposal, UPEK intends to publish certain financial information in due course, after it has completed its audit for its 2009 fiscal year (the “UPEK Financial Information”). AuthenTec stockholders should review the UPEK Financial Information when it becomes available because it will contain important information. AuthenTec stockholders should not rely on any financial information or financial statements that UPEK may have previously published or disclosed, as such information is dated and circumstances may have changed since that date.

UPEK has provided written notice to AuthenTec that UPEK intends to nominate a slate of six directors at the upcoming AuthenTec annual meeting for 2010. UPEK also intends to file with the Securities and Exchange Commission (the “SEC”) a solicitation statement, for the solicitation of agent designations from 10% of the record holders of AuthenTec’s common stock, to call a special meeting of AuthenTec’s stockholders, as permitted by AuthenTec’s amended and restated certificate of incorporation that is on file with the Secretary of State of the State of Delaware.

Below is the text of the letter that was sent on January 29, 2010 to AuthenTec’s Chief Executive Officer, F. Scott Moody, AuthenTec’s Chairman, Robert E. Grady, and its Board of Directors:

Mr. F. Scott Moody

Chief Executive Officer

and

Mr. Robert E. Grady

Chairman

AuthenTec Inc.

100 Rialto Place, Suite 100

Melbourne, FL 32901

Dear Scott and Bob:

The Board of Directors and management of UPEK, Inc. (“UPEK”) are writing to propose a stock-for-stock merger between UPEK and AuthenTec, Inc. (“AuthenTec”), pursuant to which:

•	AuthenTec stockholders would receive 50% of the combined company’s stock (UPEK stockholders would receive the remaining 50%).

•

AuthenTec stockholders would receive a cash dividend (the “Cash Dividend”) of $40 million in aggregate, which would be paid to the AuthenTec stockholders on a pro rata basis immediately prior to the closing of the transaction.

•	The Cash Dividend would be paid out of AuthenTec’s cash, cash equivalents and short term investments, and no financing would be required in order to pay the Cash Dividend.

•

AuthenTec stockholders would receive contingent value rights (“CVRs”) representing the right to receive up to an additional 16 2/3% of the combined company’s stock (for total post-closing ownership by AuthenTec stockholders of 66 2/3%), as follows:

•	Each share of AuthenTec common stock would be exchanged for one share of combined company common stock (equating in the aggregate to 50% of the combined company) and one CVR.

•

Each CVR would convert into one additional share of common stock of the combined company if the average closing price of the combined company’s common stock is below 140% of the Pro Forma January 28 Stock Price for any sixty (60) consecutive trading day period during the Measuring Period (and calculated without giving effect to any stock split or reverse stock split).

•	The “Measuring Period” means the period beginning 6 months after the closing and ending 18 months after the closing.

•

The “Pro Forma January 28 Stock Price” is the price equal to, as determined by an independent financial advisor, the closing price of AuthenTec’s common stock on January 28, 2010, after giving pro forma effect to the payment of the Cash Dividend (as if it occurred on January 28, 2010).

•	The CVRs would trade together with, and not separately from, the common stock of the combined company that is received by AuthenTec stockholders.

UPEK stockholders would not receive, or participate in, either the Cash Dividend or the CVRs.

UPEK believes this proposal presents an exciting opportunity to create significant value for our respective stockholders. In addition, we believe that the resulting combination of our complimentary businesses would create a larger, more global, more diversified, and more profitable company, that would also benefit all of our customers, employees and indeed the industry as a whole.

With respect to AuthenTec stockholders specifically, they will receive an immediate cash reward as well as retain a significant equity upside in the stronger combined company which will have substantial growth opportunities. In addition, our proposal provides downside protection through the CVRs, clearly indicating our confidence to deliver substantial shareholder value enhancement.

Our Board has authorized this proposal and we are ready to move forward expeditiously. Our proposal is conditioned upon the execution of mutually acceptable definitive transaction documents, but is not conditioned on due diligence.

We are ready to meet with you and your representatives at your earliest convenience to discuss our proposal in further detail, and to expeditiously execute definitive transaction documents.

We hope that you and your Board of Directors will consider this proposal and view it as a unique opportunity for the stockholders of AuthenTec, and consequently trust that it will be given serious consideration.

We look forward to your prompt and favorable response.

Very truly yours,

UPEK, Inc.

/s/ DR. RONALD D. BLACK
Dr. Ronald D. Black
Chairman and Chief Executive Officer

cc:	Board of Directors of AuthenTec, Inc.

About UPEK, Inc.

UPEK, Inc. is a privately held company. UPEK is a leader in enterprise and consumer biometric fingerprint solutions. UPEK authentication hardware and software are integrated into laptops from the world’s top five largest PC makers, as well as USB flash drives, external hard disk drives, and mobile phones from leading manufacturers. UPEK’s ecosystem of over 100 hardware and software partners enables strong authentication solutions for market verticals including healthcare, banking, education, and government. UPEK offers the only silicon-based fingerprint sensor that is FIPS 201 certified for authentication of millions of US government employees and contractors. UPEK also provides consumer packaged goods including the CES award-winning Eikon Digital Privacy Manager, the only fingerprint reader on the market that supports PCs and Macs. UPEK products make your digital world safe and personal. For more info, visit www.upek.com. Information on our website is not incorporated in this press release.

Forward-looking Statements

This press release contains statements that may relate to expected future results and business trends that are based upon UPEK, Inc.’s (“UPEK”) current estimate, expectations, and projections about the industry, and upon management’s beliefs, and certain assumptions it has made that are “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipates,” “guidance,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “may,” “will,” “prospects,” “outlook,” “forecast,” and variations of these words or similar expressions are intended to identify “forward-looking statements.” In addition, any statements that refer to expectations, projections, or other characterizations of future events or circumstances, including any underlying assumptions, are “forward-looking statements.” Such statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any “forward-looking statement” as a result of various factors. These factors include, but are not limited to: the ability to promptly and effectively integrate the businesses of AuthenTec, Inc. (“AuthenTec”) and UPEK and any necessary actions to obtain required regulatory approvals, demand for, and market acceptance of, new and existing fingerprint sensors in the PC and wireless markets, general market and macroeconomic conditions, the UPEK’s ability to secure design wins for enterprise and consumer laptops and wireless devices, customer design wins materializing into production programs, the timely introduction of new products, the rate at which UPEK increases its activity and opportunities in the wireless market, and additional opportunities in various markets for applications that might use UPEK’s products, and changes in product mix. These “forward-looking statements” are made only as of the date hereof, and the Company undertakes no obligation to update or revise the “forward-looking statements,” whether as a result of new information, future events or otherwise.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with any solicitation of the stockholders of AuthenTec and in connection with the proposed transaction, a proxy statement, solicitation statement, registration statement and/or other disclosure documents (any of the foregoing, “disclosure documents”) will be filed with the SEC, and would be mailed to AuthenTec stockholders. This press release is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement, UPEK may file with the SEC and send to AuthenTec stockholders in connection with any solicitation of the stockholders of AuthenTec or any business combination transaction with AuthenTec. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC BY UPEK AT WWW.UPEK.COM AND THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. FREE COPIES OF ANY SUCH DOCUMENTS CAN ALSO BE OBTAINED BY DIRECTING A REQUEST TO UPEK’S PROXY SOLICITOR, INNISFREE M&A INCORPORATED AT 888-750-5834.

UPEK and certain of its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the annual stockholders meeting, the call of a special stockholders meeting, any special stockholders meeting, any business combination transaction or any other solicitation of the stockholders of AuthenTec. As of the date of this press release, UPEK is the stockholder of record and the beneficial owner of 1000 shares of AuthenTec Common Stock. INFORMATION REGARDING UPEK’S DIRECTORS AND EXECUTIVE OFFICERS AND OTHER PARTICIPANTS ARE INCLUDED IN ANNEX A TO THIS PRESS RELEASE. OTHER INFORMATION REGARDING THE PARTICIPANTS IN A PROXY SOLICITATION AND A DESCRIPTION OF THEIR DIRECT AND INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, WILL BE CONTAINED IN THE DISCLOSURE DOCUMENTS, INCLUDING ANY PROXY STATEMENT, TO BE FILED BY UPEK WITH THE SEC WHEN THEY BECOME AVAILABLE.

EXECUTIVE OFFICES

UPEK, INC.

5900 CHRISTIE AVENUE, EMERYVILLE, CALIFORNIA 94608

ANNEX A

Information Concerning Participants in the Solicitation of Proxies by UPEK, Inc.

(Furnished pursuant to Rule 14a-12 of the Securities Exchange Act of 1934)

Each of (i) UPEK, Inc. (“UPEK”), (ii) UPEK’s directors and executive officers and (iii) certain other persons identified below may be participants in the solicitation of proxies by UPEK in connection with the 2010 Annual Meeting of Stockholders of AuthenTec, Inc. (“AuthenTec”), including any and all adjournments, postponements, continuations or rescheduling thereof, or any special meeting of stockholders held in lieu thereof (the “Annual Meeting”), the solicitation of agent designations by UPEK (the “Agent Designation Solicitation”) to call a special meeting of the stockholders of AuthenTec, including any and all adjournments, postponements, continuations or rescheduling thereof (the “Special Meeting”), or the solicitation of proxies by UPEK in connection with the Special Meeting. Set forth below are the names of the directors, executive officers and consultants of UPEK that may be participants in the solicitation of proxies with UPEK at the Annual Meeting, the Agent Designation Solicitation or the Special Meeting.

UPEK Directors:

Dr. Ronald D. Black

Alan Kramer

Dr. Alan Baratz

Pier Angelo Martinotti

Dr. Alberto Sangiovanni-Vincentelli

David Lane

Jean Schmitt

Roland Manger

UPEK Executive Officers and Consultants:

Dr. Ronald D. Black - Chairman and Chief Executive Officer

Alan Kramer - President, Chief Operating Officer, Founder and Director

Richard Schank - Consultant and Acting Chief Financial Officer

Patrick Bouju - Vice President of Worldwide Sales

Robert Bond - Vice President of Engineering and Manufacturing Operations

Set forth below are the names of certain stockholders of UPEK that may be participants in the solicitation of proxies with UPEK at the Annual Meeting, the Agent Designation Solicitation or the Special Meeting.

Certain UPEK Stockholders:

Diamondhead Ventures, L.P.

Diamondhead Ventures Advisory Fund, L.P.

Diamondhead Ventures Principles Fund, L.P.

Earlybird Verwaltungs GmbH

Earlybird Verwaltungs GmbH as nominee for Earlybird GmbH & Co.

Beteiligungskommanditgesellschaft III, Munich

Earlybird Verwaltungs GmbH as nominee for Earlybird III L.P., Delaware

Earlybird Verwaltungs GmbH as nominee for Earlybird III Advisory L.P., Delaware

Earlybird Verwaltungs GmbH as nominee for Earlybird III Participations Pool GmbH & Co. KG, Munich

Sofinnova Capital IV FCPR

Partners Group Secondary 2004, L.P.

Partners Group Secondary GmbH & CO. KG

Sofinnova Venture Partners VI, L.P.

Sofinnova Venture Partners VI GmbH & Co. KG

Sofinnova Venture Affiliates VI, L.P.

EDB Ventures Pte Ltd.

Morgan Keegan Early Stage Fund, L.P.

Morgan Keegan Employee Investment Fund, LP - Class B

Set forth below are the names of the individuals nominated by UPEK as the Nominees to stand for election at the Annual Meeting, the Agent Designation Solicitation or the Special Meeting, that may be participants in the solicitation of proxies by UPEK to elect directors at the Annual Meeting, the Agent Designation Solicitation or the Special Meeting.

Nominees:

Vincent F. Titolo

Dr. Randall C. Fowler

Gary Martell

Robert N. Blair

Keith R. Lobo

Anthony Maher

UPEK is the stockholder of record of 1,000 shares of AuthenTec common stock, which represents less than 1% of the outstanding shares of AuthenTec as of October 2, 2009 (based on the number of outstanding shares of AuthenTec as set forth by AuthenTec in its Form 10-Q filed on November 5, 2009).

UPEK expects that each of the Nominees, if elected, will be entitled to receive compensation customarily paid by AuthenTec to its non-executive directors. UPEK anticipates that the definitive proxy statement to be filed by AuthenTec in connection with the Annual Meeting, the Agent Designation Solicitation or the Special Meeting will describe this compensation. UPEK expects that the Nominees, if elected, will be indemnified for service as directors of AuthenTec to the same extent indemnification is provided to the current directors of AuthenTec and that such Nominees will be covered by AuthenTec’s director and officer liability insurance.

UPEK believes that the Nominees, if elected, will exercise their independent judgment and duties as directors of AuthenTec and give consideration to UPEK’s business combination proposal (the “Merger Proposal”). Other than as described above, none of the Nominees has a substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting, the Agent Designation Solicitation or the Special Meeting. To the extent the election of the Nominees, may have an impact on the Merger Proposal, UPEK could be considered to have an interest in the matters to be acted upon at the Annual Meeting, the Agent Designation Solicitation or the Special Meeting.